Wilson Sonsini Goodrich & Rosati, P.C.

November 27, 2013

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Patrick Gilmore, Accounting Branch Chief
David Edgar, Staff Accountant
Jaime John, Staff Accountant

Re:	salesforce.com, inc.
Form 10-K for the Fiscal Year Ended January 31, 2013
Filed March 8, 2013
Form 8-K/A Filed August 30, 2013
File No. 001-32224

Ladies and Gentlemen:

On behalf of salesforce.com, inc. (the “Company”), I refer to the letter from the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) dated November 13, 2013 relating to the above-referenced current report on Form 8-K/A (the “Letter”) and our telephone conversation with Mr. Edgar of the Staff on November 26, 2013 regarding the Company’s request for an extension of the due date for responding to the Letter. The purpose of this letter is to inform you in writing that the Company is reviewing the Staff’s comments and is in the process of preparing a response to the Letter. Given this review, the Company intends to submit a response to the Letter on or before Friday, December 13, 2013.

Please direct any questions or comments regarding this letter to the undersigned or Michael Coke at (650) 493-9300.

Very truly yours,

WILSON SONSINI GOODRICH & ROADATI Professional Corporation

/s/ Aaron J. Alter
Aaron J. Alter

cc:	Graham Smith, Chief Financial Officer, salesforce.com, inc.
Burke F. Norton, Executive Vice President and Chief Legal Officer, salesforce.com, inc.